UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020 Commission File Number: 001-38396

BIOFRONTERA AG

(Registrant’s name / Translation of registrant’s name into English)

Hemmelrather Weg 201, D-51377 Leverkusen Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form:40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

EXPLANATORY NOTE

Biofrontera AG (“Company”) commenced its previously disclosed preemptive rights offering (the “Offering”) to its existing shareholders of 0.5% Subordinate Mandatory Convertible Bonds 2020/2024 in the aggregate principal amount of €8 million (the “0.5% Notes”) and 1.0% Subordinate Mandatory Convertible Bonds 2020/2026 in the aggregate principal amount of €8 million (the “1.0% Notes,” and together with the 0.5% Notes, the “Notes”) on February 26, 2020. The Notes are being offered on a preemptive basis in accordance with the German Stock Corporation Act to all existing shareholders who are not residents of the United States. The Offering is not being made to any holder of the American Depositary Shares, each representing two ordinary shares, nominal value €1.00 per share, of the Company, that are listed for trading on the NASDAQ Capital Market.

This Offering does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or in any circumstance in which such offer or solicitation is unlawful. The English translation of each Offering document included as an exhibit to this Form 6-K is not binding, is a convenience translation for information purposes only and is qualified in all respects by the original documents, which are incorporated by reference herein.

EXHIBITS

Exhibit Number	Description
99.1	Announcement of a subscription rights offering for the 0.5% qualified subordinated mandatory convertible bond 2020/2024
99.2	Announcement of a subscription rights offering for the 1.00% qualified subordinated mandatory convertible bond 2020/2026
99.3	0.5% qualified subordinate Mandatory Convertible Bond 2020/2024
99.4	1.00% qualified subordinate Mandatory Convertible Bond 2020/2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOFRONTERA AG

By:	/s/ Hermann Lübbert
Name:	Hermann Lübbert
Title:	Chief Executive Officer

By:	/s/ Thomas Schaffer
Name:	Thomas Schaffer
Title:	Chief Financial Officer

Date: March 2, 2020